June 3, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (214) 880-3599

Donald F. McAleenan, Esq.
Senior Vice President and General Counsel
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

      Re: 	Builders FirstSource, Inc.
Amendment No. 3 to Form S-1
Filed May 26, 2005
File No. 333-122788


Dear Mr. McAleenan:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. If a pre-effective amendment is filed, the amendment should include an updated consent of the independent public accountant.

Risk Factors, page 8

2. We note your revised disclosure in response to comment 6 of our letter dated May 18, 2005. Please revise to disclose that you restated your financial statements and discuss the inherent risks involved in relying on your financial statements. If you continue to include the disclosure in this risk factor, please include the information in a separate paragraph and revise the caption to disclose the fact that you restated financial results.

Liquidity and Capital Resources, page 44

3. We have noted your response to our prior comment number 17.
Your
disclosure on page 44 appears to remain inconsistent to your statement of cash flow on page F-5. Net cash used in financing activities for the year ended 2004 was $30.7 million, however $56.5 million was provided by financing activities.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ryan Rohn, Staff Accountant, at (202) 551-
3739
or Nathan Cheney, Assistant Chief Accountant, at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3767 with any other questions.


Sincerely,



Jennifer Hardy
Branch Chief

cc: 	Allison L. Amorison, Esq. (via facsimile 302/651-3001)
	Skadden, Arps, Slate, Meagher & Flom LLP
	One Rodney Square
	P.O. Box 636
	Wilmington, Delaware 19899-0636
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Donald F. McAleenan
Builders FirstSource, Inc.
June 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

           DIVISION OF
CORPORATION FINANCE